UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 4, 2006.

Commission File Number 1-14642

ING Groep N.V.

(Translation of registrant’s name into English)

Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]   Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [  ]   No [  ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-84226) OF ING GROEP N.V. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report contains a copy of the following:

(1)     The Press Release issued on July 4, 2006.

Amsterdam • 4 July 2006

ING signs Memorandum of Understanding with a group of suppliers for the outsourcing of workplace services

Today ING announced that it has signed a Memorandum of Understanding (MOU) with a group of suppliers consisting of Accenture, Atos Origin, Getronics and KPN. The MOU covers the outsourcing of workplace services of ING’s banking and insurance operations in the Netherlands and Belgium. Workplace services include the installation, maintenance and support of the desktops, laptops, printers and telephones.

The final contract with the suppliers is expected to be signed at the end of 2006. The contract which will run for a five year period is expected to have total value of approximately EUR 800 million. ING expects that approximately 490 FTE’s in the Netherlands and 60 FTE’s in Belgium will be transferred to the suppliers.

The transaction is part of the efficiency initiatives announced at ING Group in 2005, which are expected to produce annual cost savings of approximately EUR 460 million, including EUR 230 million for the streamlining and outsourcing at the Operations & IT organisation. The programme is intended to improve the efficiency and lift ING’s retail banking operations to a higher level of operational excellence. In total about 2,200 FTE’s will be transferred to outsourcing partners.

The labour conditions in the MOU for employees are in line with the Social Framework Sourcing that was agreed with the Dutch labour unions as well as with the collective labour agreement that was reached with the Belgian labour unions. The transaction is pending advice from the Works Councils and the outcome of the negotiations on the detailed employment conditions with the unions.

Press enquiries: Nanne Bos, ING Group +31 20 541 6516, nanne.bos@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 115,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)

By: /s/R. Nijsen
R. Nijsen General Manager Corporate Control & Finance

By: /s/C. Blokbergen
C. Blokbergen Corporate Legal, Compliance & Security Department Head Legal Department

Dated: July 4, 2006